Q2 2008

QUARTERLY
REPORT TO
SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months and six months ended March 30, 2008, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this interim MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and six months ended March 30, 2008 and the related notes, and with our MD&A (2007 Annual MD&A) and annual consolidated financial statements for the year ended September 30, 2007, which is part of the fiscal 2007 Annual Report. This MD&A is dated May 7, 2008. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this interim MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Financial Measures” on page 5 of this MD&A. The unaudited consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2007 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice on page 22.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter are traditionally not indicative of the results to be expected for the full year.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, underwear and socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier for this market in Europe. As part of our growth strategy to sell our products into the mass-market retail channel in North America, we expanded our product-line in 2006 to include socks and underwear. We are now one of the leading suppliers of socks in the U.S. mass-market retail channel.

Effective October 15, 2007, we acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to further enhance Gildan’s position as a full-product supplier of socks, activewear and underwear for the retail channel. We paid $126.8 million, including transaction costs of $1.5 million on closing, and also placed $10.0 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility. We accounted for this acquisition using the purchase method and the results of Prewett were consolidated with those of Gildan from the date of acquisition.

Our Products

We specialize in marketing and large-scale manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

GILDAN QUARTERLY REPORT – Q2 2008 P.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

We sell activewear, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. We sell our products to wholesale distributors under the Gildan brand. Consumers ultimately purchase the Company’s products in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company’s products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. In the retail channel, we have complemented our activewear product-line with a variety of styles of socks and men’s and boys’ underwear. We sell these products to mass-market and regional retailers in North America under the Gildan brand and under various retailer private label programs.

Our Manufacturing and Distribution Facilities

Textile and Sock Manufacturing

To support our sales in various markets, we have built and are continuing to build modern manufacturing facilities located in Central America and the Caribbean Basin, where we manufacture all of our T-shirts, fleece, sport shirts and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting facility in Rio Nance, Honduras, which became operational in 2002. During 2007, we commenced production at our new integrated sock manufacturing facility and at our new integrated textile facility for the production of activewear, both in Rio Nance, Honduras. We expect to complete the expansion of these new facilities by the third quarter of fiscal 2008. In August 2007, we announced plans for a second sock facility to support our projected continuing growth in sales, which is expected to be constructed during fiscal 2008 and begin production during the second quarter of fiscal 2009. On May 7, 2008 we announced plans for a third textile activewear facility in Rio Nance, Honduras to support our ongoing growth initiatives, where Gildan can leverage its existing infrastructure and manufacturing resources. The new facility will be constructed during fiscal 2008 and fiscal 2009.

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear in Bella Vista, Dominican Republic, which began commercial operations in fiscal 2005. During fiscal 2006, the Dominican Republic facility ramped up production of basic activewear product-lines and in fiscal 2007 reached a comparable scale of production to our mature textile facility in Honduras. During the second quarter of fiscal 2008, the introduction of more complex product-lines and management turnover at this facility contributed to a shortfall in production output and cost inefficiencies. The Company has now begun to implement a plan to achieve targeted levels of production and cost performance, which is expected to be fully implemented in the second half of fiscal 2008.

In addition to our integrated sock manufacturing facility located in our Central America manufacturing hub, we own and operate a U.S. sock manufacturing facility in Hillsville, Virginia, and following the Prewett acquisition, we own and operate sock manufacturing facilities in Fort Payne, Alabama.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sewing

Our sewing facilities are located in Central America and the Caribbean Basin. We also utilize third-party contractors, primarily in Haiti, to complement our vertically-integrated sewing production.

Distribution

We distribute our products for the wholesale imprinted sportswear market in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. We also operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama dedicated to servicing the retail channel.

On May 7, 2008, the Company also announced its intention to construct a new distribution centre in Honduras. In addition to supporting the Company’s continuing sales growth, the new distribution facility in Honduras will permit direct shipments to both U.S. and international customers, where appropriate, as well as provide a lower cost structure to handle labour-intensive activities for mass-market retail customers.

GILDAN QUARTERLY REPORT – Q2 2008 P.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Head Office and Employees

Our corporate head office is located in Montreal, Canada and we currently employ more than 17,000 full-time employees worldwide.

Market Overview

Our target market for activewear, socks and underwear is characterized by low fashion risk compared to many other apparel markets, since our products are basic and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors in North America are the major U.S.-based manufacturers of basic family apparel for the wholesale and retail channels, such as the Hanes, Fruit of the Loom, and Jerzees brands. The competition in the European wholesale imprinted activewear market is similar to that in North America, as we compete primarily with the European divisions of the larger U.S.-based manufacturers. In Europe, we also have large competitors, which do not have integrated manufacturing operations and source products from contractors in Asia. In addition, we face the threat of increasing global competition. In particular, the U.S. sock industry is subject to global competition, including significant imports from Asia.

We believe that growth for activewear products has been driven by several market trends such as the following:

  continued use of activewear for event merchandising (such as concerts, festivals, etc.);

  continued evolution of the entertainment/sports licensing and merchandising businesses;

  the growing use of activewear for uniform applications;

  the growing use of activewear for corporate promotions;

  continued increase in use of activewear products for travel and tourism;

  an increased emphasis on physical fitness; and

  a greater use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

We believe that providing a superior value proposition predicated on reliable product quality and comfort, combined with efficient customer service and competitive pricing, will continue to be key drivers of success in both the wholesale and retail channels.

Due to wholesaler and retailer consolidation, the customer base to which we sell and are targeting to sell our products is composed of a relatively small number of significant customers. This concentration is not unusual in the mass-market retail channel.

The continued consolidation of the number of suppliers by retailers looking for the convenience of a full-line supplier of a product category for the entire family could create growth opportunities for our products.

GILDAN QUARTERLY REPORT – Q2 2008 P.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and Objectives

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been the main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. These are the same factors that management believes will support Gildan’s success in building a consumer brand in the retail channel.

We are able to price our products competitively because of our success in reducing operating costs. We accomplish this by:

  investing in modern, automated equipment and facilities;

  increasing our capacity through the development of integrated regional hubs in Central America and the Caribbean Basin, where we benefit from strategic locations and favourable international trade agreements; and

  focusing on producing a narrow range of basic, high-volume product-lines, which allows us to maximize production efficiencies.

We intend to continue to expand capacity through the acquisition of modern, automated equipment for all aspects of our manufacturing process to maximize productivity and achieve high efficiency rates.

Our growth strategy comprises the following five initiatives:

1.

Continue to increase market share in the U.S. wholesale imprinted sportswear market in all product categories

2.

Leverage our successful business model to penetrate the mass-market retail channel and develop Gildan as a consumer brand

3.

Pursue international growth opportunities

4.

Continue to generate significant manufacturing cost reductions

5.

Re-invest free cash flow to pursue selective complementary acquisitions.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in this interim MD&A under the heading “Risks and Uncertainties” and in the “Risks and Uncertainties” section of our 2007 Annual MD&A, as subsequently updated in this MD&A and in our first quarter 2008 MD&A.

Operating Results

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

We refer the reader to page 18 for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.

GILDAN QUARTERLY REPORT – Q2 2008 P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

	2008		2007				2006
(in $ millions, except per share amounts) (1)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	293.8	250.5	254.9	291.6	232.1	185.8	235.2	233.9
Net earnings	41.7	27.5	40.9	52.4	21.1	15.6	16.8	42.8
Net earnings per share
Basic EPS	0.35	0.23	0.34	0.44	0.18	0.13	0.14	0.36
Diluted EPS	0.34	0.23	0.34	0.43	0.17	0.13	0.14	0.35
Total assets	1,059.5	995.4	874.5	825.0	795.6	715.8	723.3	673.1
Total long-term financial liabilities	142.2	126.2	56.0	39.0	52.7	10.6	12.0	9.0
Average number of shares outstanding (in thousands)
Basic	120,464	120,428	120,401	120,359	120,320	120,278	120,209	120,155
Diluted	121,649	121,656	121,577	121,599	121,529	121,447	121,340	121,254

(1) Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) and Kentucky Derby Hosiery Co., Inc. on July 6, 2006 (Q4 2006) from their respective dates of acquisition.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. Throughout the year, we operate our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season. Management anticipates that the seasonality we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification.

Business Acquisition

On October 15, 2007, we acquired 100% of the capital stock of Prewett, a U.S. supplier of basic family socks to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $126.8 million, including transaction costs of $1.5 million, paid in cash on closing is subject to adjustments based on working capital balances as at the date of acquisition, which have not yet been finalized. In addition, the purchase agreement provides for an additional purchase consideration of $10.0 million contingent on specified future events. This amount was paid into escrow by Gildan and is included in “Other assets” on the consolidated balance sheet. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

We accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition.

We have allocated the purchase price on a preliminary basis to the assets acquired and the liabilities assumed based on management’s best estimate of their fair values and taking into account all relevant information available at that time. Since we are still in the process of finalizing the independent valuation of certain intangible assets and other assets acquired and liabilities assumed at the date of acquisition, the allocation of the purchase price is subject to change. The Company expects to finalize the purchase price allocation by the end of fiscal 2008. We refer the reader to Note 4 of the interim consolidated financial statements for a summary of the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

GILDAN QUARTERLY REPORT – Q2 2008 P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales

Sales in the second quarter amounted to $293.8 million, up $61.7 million or 26.5% compared to the second quarter of fiscal 2007. The increase in sales revenues was attributable to an increase of 98.4% or $32.3 million in sock sales due to the acquisition of Prewett and new retail sock programs obtained in fiscal 2007, a 7.5% increase in unit sales volumes for activewear, an increase of approximately 3% in activewear unit selling prices and a more favourable activewear product-mix. Growth in activewear unit volumes was constrained by lower than anticipated production at our textile facility in the Dominican Republic, including delays in the introduction of new high-value ring-spun T-shirt and sport shirt products. The increase in sock sales was net of the impact of exiting unprofitable sock product-lines, which did not fit with Gildan’s strategy to focus primarily on high-volume basic sock programs in the U.S. mass-market retail channel. In addition, average selling prices for socks were reduced, as selling prices for new sock programs were based on the projected cost structure of Gildan’s new sock facility in Honduras, which is currently being ramped up to full capacity. For the six months ended March 30, 2008, sales totalled $544.2 million, up $126.2 million or 30.2% compared to the same period last year. The increase in sales was due to a $71.8 million increase in sock sales due to the acquisition of Prewett, an 8.9% increase in unit sales volumes for activewear and underwear, higher selling prices and a higher valued product-mix for activewear.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions, which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters. The table below summarizes the S.T.A.R.S. data for the quarter ended March 31, 2008:

	Three months ended March 31		Three months ended March 31
	2008 vs 2007		2008	2007
	Unit Growth		Market Share
	Gildan	Industry	Gildan	Gildan
All Products	(0.4)%	(5.9)%	50.1%	47.4%
T-shirts	(0.7)%	(5.9)%	50.7%	48.2%
Fleece	12.4%	(1.9)%	48.8%	42.5%
Sport shirts	(14.2)%	(13.6)%	35.5%	35.7%

The growth in activewear unit sales was due to continuing market share penetration in T-shirt and fleece in the U.S. wholesale distributor channel. The Company achieved record market shares in the T-shirt and fleece categories during the second quarter of fiscal 2008.

The lower than anticipated production in the Dominican Republic will continue to prevent the Company from capitalizing on demand for its products in the second half of the fiscal year, in particular during the peak selling season for T-shirts in the third fiscal quarter of the year.

The Company believes that the 5.9% reduction in overall industry shipments for T-shirts in the quarter was attributable to unseasonably cold spring weather and timing delays in screenprinter purchases of promotional white T-shirts. The Company had a strong open order position during the second quarter, which has significantly further increased since the quarter-end, and believes that demand for its products in the U.S. wholesale distributor channel continues to be strong. The Company continues to believe that demand for activewear products in the screenprint channel has not at this time been materially impacted by the weakening of overall economic conditions and the downturn in consumer spending.

GILDAN QUARTERLY REPORT – Q2 2008 P.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unit shipments to Canada, Europe, Asia/Pacific and Mexico reflected increases of 1.7% for the second quarter and 3.8% for the first six months of fiscal 2008 compared to the same periods in fiscal 2007. Growth in these markets slowed in the quarter due to a lack of product availability and the delay in the new product introductions as a result of the shortfall in production from the Dominican Republic facility, which prevented the Company from capitalizing on the demand for its products. Canadian sales were also negatively impacted by unseasonably cold weather.

During the first quarter of fiscal 2008, the Company obtained its first underwear program with a U.S. national mass-market retailer. Shipments for this program are expected to begin in May of 2008.

Gross Profit

Gross profit of $99.7 million for the second quarter and $178.6 million for the first six months of fiscal 2008 increased $21.0 million and $46.0 million, respectively, compared to the same periods last year. Gross margins in the second quarter of this fiscal year were 33.9%, in-line with the second quarter of fiscal 2007. Gross margins for the first six months of fiscal 2008 were 32.8%, up from 31.7% in the same period in fiscal 2007. Gross margins for the second quarter and the first six months of this year were positively impacted by higher activewear selling prices and lower promotional discounts, a higher-valued activewear product-mix and increased manufacturing efficiencies from our manufacturing operations in Central America. These positive factors were offset by a higher proportion of sock sales, which currently generate lower gross margins than activewear, production inefficiencies in the Dominican Republic facility, higher energy costs, the impact of inventory write-downs in order to accelerate the liquidation of sock product-lines which have been discontinued, and additional costs incurred to service mass-market retailers during the integration of our retail information systems.

Gross margins for the second half of the year will be negatively impacted by production inefficiencies at the Dominican Republic textile facility and by other supply chain inefficiencies resulting from the lower Dominican Republic production. In addition, gross margins are expected to be negatively impacted by increased freight and energy costs in the second half of fiscal 2008.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the second quarter of fiscal 2008 were $36.6 million, or 12.5% of sales, compared to $28.5 million, or 12.3% of sales, in the second quarter of last year. For the first six months of fiscal 2008, SG&A expenses were $69.2 million, or 12.7% of sales, compared to $54.7 million or 13.1% of sales in the same period last year. The increase in SG&A expenses was due to the acquisition of Prewett, higher distribution expenses, increased expenditures for the development of information systems, and the impact of the stronger Canadian dollar on corporate administrative costs.

Restructuring and Other Charges

In fiscal 2006 and 2007, we announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of Gildan’s Canadian corporate office. The costs incurred in connection with these announcements have been recorded as restructuring and other charges, and include severance and other costs, asset impairment losses and accelerated depreciation resulting from the reduction in the estimated remaining economic lives of property, plant and equipment at these facilities. Other costs relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. During the second quarter of fiscal 2008, we incurred restructuring charges of $0.8 million consisting primarily of exit costs incurred in connection with the closures noted above. For the first six months of fiscal 2008, restructuring charges totalled $1.6 million consisting of other exit costs of $1.9 million, partially offset by a gain of $0.3 million recognized in the first quarter of fiscal 2008 on the disposal of assets held for sale. We expect to incur additional carrying costs relating to the closed facilities being held for sale, which will be accounted for as restructuring charges as incurred during fiscal 2008, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

During the second quarter and first six months of fiscal 2007, we incurred restructuring and other charges of $16.4 million and $17.8 million, respectively, in connection with the announcements noted above. The restructuring and other charges in the first six months of fiscal 2007 included severance costs of $12.1 million, an asset impairment loss of $3.6 million relating to the relocation of our corporate head office, accelerated depreciation of $2.1 million and exit costs of $1.8 million. These costs were partially offset by a gain of $1.8 million from the sale of some of the assets related to the above noted facilities.

GILDAN QUARTERLY REPORT – Q2 2008 P.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization Expense

Depreciation and amortization expense of $15.1 million in the second quarter and $27.9 million for the first six months of fiscal 2008, increased $5.6 million and $9.7 million, respectively, compared to the same periods in fiscal 2007. The increase in depreciation and amortization expense was due to a higher capital asset base resulting from the Company’s continuing investments in capacity expansion, combined with the impact of the Prewett acquisition.

Interest Expense

Net interest expense for the second quarter and the first six months of fiscal 2008 amounted to $2.1 million and $4.9 million, respectively, up $1.0 million and $2.8 million compared to the same periods last year mainly due to the increased utilization of our revolving long-term credit facility to fund the acquisition of Prewett, effective October 15, 2007, partially offset by the impact of lower interest rates.

Income Taxes

Income tax expense for the second quarter and the first six months of fiscal 2008 was $3.5 million and $5.6 million, respectively, compared to an income tax expense of $2.0 million in the second quarter and $3.1 million in the first six months of fiscal 2007. Excluding the impact of restructuring and other charges, the effective income tax rate in the second quarter and the first six months of fiscal 2008 was 7.7% and 7.4%, respectively, compared to an effective income tax rate of 5.0% and 5.3% for the same periods last year. The increase in the effective income tax rate was primarily due to the higher tax rate attributable to our U.S. sock business which is currently taxed at higher effective income tax rates.

Net Earnings

Net earnings for the second quarter were $41.7 million, or $0.34 per share, on a diluted basis (EPS) compared to net earnings of $21.1 million, or $0.17 per share, on a diluted basis for the second quarter of fiscal 2007. Included in net earnings were restructuring and other charges of $0.8 million or $0.01 per share to reflect ongoing carrying costs for Canadian and U.S. manufacturing facilities, pursuant to the closure of these facilities in fiscal 2007. Before reflecting the restructuring charges in both fiscal years, adjusted net earnings and adjusted diluted EPS for the second quarter of fiscal 2008 were $42.5 million, or $0.35 per share, up respectively 13.3% and 12.9% from adjusted net earnings of $37.5 million and adjusted diluted EPS of $0.31 in the second quarter of fiscal 2007. The growth in EPS was due to more favourable unit sales volumes, selling prices and product-mix for activewear, partially offset by increased SG&A, depreciation and interest expenses, and a higher effective income tax rate, as well as the $0.07 per share negative impact of continuing issues arising form the integration of the Kentucky Derby Hosiery acquisition into Gildan’s retail business.

The Company did not achieve its previous guidance for the second quarter of approximately $0.42 adjusted diluted EPS, which it had provided on January 30, 2008 as a result of the retail integration issues, combined with lower than projected unit sales growth in activewear resulting from a shortfall in production for the Dominican Republic textile facility, partially offset by a more favourable activewear product-mix and lower than anticipated promotional discounts in the U.S. wholesale distributor channel.

For the first six months of fiscal 2008, net earnings amounted to $69.2 million, or $0.57 per share on a diluted basis, compared to net earnings of $36.8 million, or $0.30 per share, for the same period in fiscal 2007. Before the impact of restructuring and other charges, adjusted net earnings in the first six months of fiscal 2008 amounted to $70.8 million, or $0.58 per share on a diluted basis compared to adjusted net earnings of $54.5 million or $0.45 per share on a diluted basis for the same period last year. The increase in adjusted net earnings and adjusted diluted EPS was primarily due to growth in unit sales volumes, higher selling prices, a higher valued product-mix, and manufacturing efficiencies for activewear in the Central American operations. These positive factors were partially offset by increases in SG&A, depreciation and amortization, interest expense and the impact of a higher effective income tax rate. Additional costs incurred to service mass-market retailers during the integration of our retail information systems and the write-down of inventories of discontinued sock product-lines also negatively impacted growth in adjusted net earnings.

GILDAN QUARTERLY REPORT – Q2 2008 P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition

Accounts receivable decreased to $185.8 million in the second quarter of fiscal 2008 from $206.1 million at September 30, 2007 and increased by $46.0 million compared to the second quarter of the prior year. The decrease in accounts receivable from the end of fiscal 2007 reflected a decline in days sales outstanding, partially offset by the inclusion of accounts receivable from the Prewett acquisition. Typically, our days sales outstanding are at the highest levels in the fourth quarter of the year as a result of seasonal programs invoiced with extended payment terms. The increase in accounts receivable compared to the second quarter of fiscal 2007 was mainly due to the increase in activewear sales in the second quarter over the prior year, the inclusion of accounts receivable from the acquisition of Prewett and an increase in days sales outstanding.

Inventories of $300.1 million were up $60.1 million, or 25.0% from September 30, 2007 and up $57.5 million, or 23.7% compared to the second quarter of fiscal 2007. The increase in inventories compared to both periods reflected the inclusion of inventories from the Prewett acquisition. The remaining increase in inventories from September 30, 2007 reflected the seasonal rebuilding of inventories to support our projected sales. As a result of productivity issues at the Dominican Republic textile manufacturing facility, inventories were at insufficient levels to service demand for Gildan’s products in the wholesale distributor channel.

Property, plant and equipment, which are net of accumulated depreciation and asset impairment losses, amounted to $424.0 million at the end of the second quarter of fiscal 2008, up $46.4 million from September 30, 2007. This increase was primarily due to the inclusion of approximately $20 million of property, plant and equipment from the acquisition of Prewett, net capital expenditures of $60.0 million, mainly for the capacity expansion projects in Honduras, partially offset by depreciation of $25.5 million and a reclassification of property, plant and equipment to assets held for sale of $6.1 million related to the land and building of our corporate head office.

Other assets at the end of the second quarter of fiscal 2008 amounted to $19.5 million, up from $11.4 million at September 30, 2007. The increase reflected $10.0 million which was placed in escrow to provide for a further contingent increase in the purchase price of the acquisition of Prewett effective October 15, 2007.

Goodwill and identifiable intangible assets of $64.9 million as at March 30, 2008 primarily related to the acquisition of Prewett.

Total assets were $1,059.5 million at March 30, 2008, compared to $874.5 million at September 30, 2007 and $795.6 million at the end of the second quarter of fiscal 2007. Working capital was $392.2 million at the end of the second quarter of fiscal 2008 compared to $342.5 million at September 30, 2007 and $291.7 million at April 1, 2007.

Cash Flows and Liquidity and Capital Resources

Cash Flows

Cash flows from operating activities in the second quarter of fiscal 2008 were $24.3 million, compared to $0.3 million for the previous year. The increase in cash inflow was mainly due to higher cash operating earnings and lower seasonal increases in accounts receivable and inventories. This was partially offset by a lower increase in accounts payable and accrued liabilities, which related to severance accruals recorded in fiscal 2007 in connection with the restructuring of our North American operations. For the first six months of fiscal 2008, cash flows from operating activities were $127.7 million compared to cash flows from operating activities of $39.8 million in the same period last year mainly as a result of higher cash operating earnings and a higher seasonal decrease in accounts receivable and a lower seasonal increase in inventories.

Cash flows used in investing activities were $24.6 million in the second quarter of fiscal 2008 down from $43.6 million in the second quarter of fiscal 2007 mainly as a result of lower capital expenditures in fiscal 2008. The decrease in capital expenditures in the quarter primarily reflected lower spending requirements in fiscal 2008 for our major textile and sock capacity expansion projects in Honduras. For the first six months of fiscal 2008, cash flows used in investing activities amounted to $193.8 million compared to $74.5 million for the same period last year. This increase was mainly attributable to the acquisition of Prewett, for a purchase price of $126.8 million, partially offset by lower capital expenditures during the first six months of fiscal 2008, mainly as a result of lower spending requirements for our Honduran capacity expansion projects compared to last year.

GILDAN QUARTERLY REPORT – Q2 2008 P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Free cash flow grew to $70.7 million for the first six months of fiscal 2008 compared to negative free cash flow of $34.7 million in the same period last year, primarily attributable to higher cash flow from operations, lower capital expenditures and lower working capital requirement increases due to our inability to meet our planned inventory build-up requirements for the peak summer selling season for T-shirts in the third fiscal quarter.

Cash flows from financing activities in the second quarter of fiscal 2008 were $15.8 million, down from $42.4 million in the same period last year. The decrease reflected a higher drawdown of funds from our revolving long-term credit facility in the second fiscal quarter of 2007 compared to the second quarter of fiscal 2008 to support higher capital expenditures. For the first six months ended fiscal 2008 cash flows from financing activities were $86.0 million compared to $41.1 million for the first six months of fiscal 2007. The increase reflected a higher amount of funds drawn under our revolving long-term credit facility to fund the acquisition of Prewett.

Cash and cash equivalents amounted to $29.3 million as at March 30, 2008 compared to $35.5 million at the end of the second quarter last year and $9.3 million at September 30, 2007. Total indebtedness at March 30, 2008 amounted to $146.3 million compared to $59.7 million at September 30, 2007 and $77.7 million at April 1, 2007. The increase in total indebtedness resulted mainly from the increase in long-term debt from the use of our revolving credit facility to fund the acquisition of Prewett.

Liquidity and Capital Resources

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and more recently, business acquisitions. Our primary use of funds on an ongoing basis is related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, and business acquisitions.

On October 15, 2007, we paid $126.8 million on closing of the Prewett acquisition and also placed $10.0 million in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under our revolving long-term credit facility. On October 30, 2007, we increased our revolving long-term credit facility, which expires on June 28, 2012 and which is subject to a one-year extension on an annual basis, to $400 million. This facility is now on an unsecured basis. As at the end of the second quarter of fiscal 2008 we had $137.0 million drawn on our revolving credit facility compared to $43.0 million drawn on our revolving credit facility at the end of the second quarter of fiscal 2007. We believe our cash flow from operating activities together with our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2008 to fund our anticipated working capital and capital expenditure requirements. Furthermore, we continue to have significant unused debt financing capacity and financing flexibility to invest in capital expenditures for further capacity expansion in excess of our current plans, as well as to pursue other potential acquisition opportunities.

In order to be able to support our opportunities for continuing sales growth, we are continuing to invest in capacity expansion in Central America. For fiscal 2008, we are now projecting capital expenditures of approximately $130 million, compared to our previous projection of $140 million and capital expenditures of $134 million in fiscal 2007. The reduction in the projected capital expenditures for fiscal 2008 is primarily due to a delay in beginning an energy cost reduction project in Honduras. The projected capital investments for fiscal 2008 primarily include the projected expenditures to complete the ramp-up of the activewear and sock facilities in Honduras, a chemical cost reduction project, which we announced in May 2007, investments in our information technology systems and for a second sock facility to be completed by fiscal 2009. On May 7, 2008, we announced our intentions to construct a third large-scale, vertically-integrated textile facility in Honduras, where Gildan can leverage its existing infrastructure and manufacturing management resources. The capital cost of the new facility, which will be constructed in fiscal 2008 and fiscal 2009, is expected to be in the range of $100-$110 million, the majority of which will be incurred in fiscal 2009.

GILDAN QUARTERLY REPORT – Q2 2008 P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.

Off-Balance Sheet Arrangements

We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations below. As disclosed in Note 6 to our unaudited interim consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and certain of its subsidiaries do not perform their contractual obligations. As at March 30, 2008, the maximum potential liability under these guarantees was $19.9 million, of which $5.7 million was for surety bonds and $14.2 million was for corporate guarantees and standby letters of credit.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations for the following items as at March 30, 2008:

Payments due by period
(in $ millions)		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years
Long-term debt	146.3	2.2	5.5	138.6	-
Operating leases	46.5	3.7	13.9	10.0	18.9
Purchase obligations	69.2	68.6	0.6	-	-
Other obligations	77.8	77.8	-	-	-
Total Contractual Obligations	339.8	152.3	20.0	148.6	18.9

We expect that cash flows from operations, together with our cash balances and unutilized bank facilities, will be sufficient to meet cash needs for the remainder of fiscal 2008.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).

As at April 30, 2008, there were 120,477,689 common shares issued and outstanding along with 930,776 stock options and 902,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

Stock Split

On May 2, 2007, our Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. The split was applicable to all shareholders of record on May 18, 2007. The Company’s shares commenced trading on a post-split basis on May 16, 2007 on the Toronto Stock Exchange, and on May 28, 2007 on the New York Stock Exchange, in accordance with the respective requirements of these exchanges. All share and per share data in this interim MD&A reflect the effect of the stock split on a retroactive basis.

GILDAN QUARTERLY REPORT – Q2 2008 P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Risk Management

This section of this MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this heading “Financial Risk Management”, in conjunction with the information in Note 10 to the unaudited interim consolidated financial statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments Disclosures”, which apply to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007 and are therefore incorporated, and are an integral part of, the unaudited interim consolidated financial statements.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents and forward foreign exchange contracts, which it manages by dealing only with highly-rated North American and European financial institutions. The carrying amount of financial assets, as disclosed in Note 10(a) to the interim consolidated financial statements, represents the Company’s maximum credit exposure.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at March 30, 2008, the Company’s twenty largest trade debtors accounted for 73.1% of trade accounts receivable, of which one wholesale customer accounted for 11.0% and one retailer accounted for 11.4%. Of the Company’s top twenty trade debtors, fifteen are wholesale distributors, and all are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales of certain seasonal products to wholesale distributors are invoiced with extended payment terms, generally not exceeding six months.

The Company’s customers have generally been transacting with the Company or its acquired subsidiaries for over five years, and losses have been insignificant during that period. Most of our wholesale distributor customers are privately-held owner-managed enterprises, and many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The profile and credit quality of the Company’s retail customers varies from customer to customer.

The Company’s extension of credit to customers involves considerable judgment. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s international sales office in Barbados. Where available, the Company’s credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. The Company has also established procedures to suspend the release of goods when customers have fully-utilized approved credit limits or have not been respecting established payment terms. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. In the event of a future credit loss relating to any one of our top ten customers, the Company could be required to record a material charge to earnings.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company’s exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers.

GILDAN QUARTERLY REPORT – Q2 2008 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company writes off trade receivable accounts to expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on a customer-by-customer evaluation of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The Company’s exposure to credit risk for trade receivables by geographic area and type of customer as at March 30, 2008 was as follows:

(in $ millions)	March 30, 2008
United States	147.2
Europe	11.6
Canada	8.0
Other regions	2.7
169.5

(in $ millions)	March 30, 2008
Distributors and screenprinters	126.5
Mass-market and regional retailers	43.0
169.5

The aging of trade receivable balances as at March 30, 2008 was as follows:

(in $ millions)	March 30, 2008
Not past due	151.5
Past due 0-30 days	15.9
Past due 31-120 days	3.7
Past due 121-180 days	0.4
Past due over 180 days	0.3
Trade receivables	171.8
Less allowance for doubtful accounts	(2.3)
169.5

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)
Balance at as September 30, 2007	2.0
Bad debt expense	-
Increase due to acquisition of Prewett	0.3
Balance at as March 30, 2008	2.3

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 11 to the unaudited interim consolidated financial statements (“Capital Disclosures”). It also manages liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of the Company’s sales and receipts and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. In recent years, the Company has financed its capacity expansion and sales growth mainly through internally-generated funds, with a revolving credit facility being used periodically to finance seasonal peak working capital requirements and business acquisitions.

GILDAN QUARTERLY REPORT – Q2 2008 P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has a committed revolving credit facility for a maximum of $400 million which expires on June 28, 2012 and which is subject to a one-year extension on an annual basis. This facility is unsecured and amounts drawn bear interest at LIBOR rates plus a margin. As at March 30, 2008, $137.0 million was drawn under this facility, bearing an effective interest rate of 3.5%, primarily to finance the Company’s acquisition of Prewett that occurred on October 15, 2007 as described in this MD&A and in Note 4 to the interim consolidated financial statements.

The following are the contractual maturities of financial liabilities, excluding derivative financial instruments and future interest payments but including interest accrued to March 30, 2008:

(in $ millions)	Carrying	0 to 12	1 to 2	2 to 5	More than 5
	amount	months	years	years	years
Long-term credit facility	137.0	-	-	137.0	-
Other long-term debt	9.3	4.1	3.6	1.6	-
Accounts payable and accrued liabilities	123.4	123.4	-	-	-
Total	269.7	127.5	3.6	138.6	-

The Company’s only derivative financial liabilities as at March 30, 2008 were forward foreign exchange contracts, for which notional amounts, maturities, average exchange rates and the carrying and fair values are listed on page 16.

Foreign Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and corporate office expenses in Canada. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and selling, general and administrative expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than U.S. dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

GILDAN QUARTERLY REPORT – Q2 2008 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following tables provide an indication of the Company’s significant foreign currency exposures during the six months ended March 30, 2008, including the period end balances of financial and monetary assets and liabilities denominated in foreign currencies, as well as the amount of sales and operating expenses during the interim period that were denominated in foreign currencies, but before considering the effect of forward foreign exchange contracts.

(in US$ millions)	March 30, 2008
	CAD	EUR	GBP
Cash and cash equivalents	0.8	0.4	0.5
Accounts receivable	10.5	5.4	5.1
Accounts payable and accrued liabilities	(15.8)	(2.6)	(0.2)
Future income taxes and income taxes payable	(22.0)	(0.8)	0.4
Balance sheet exposure excluding financial derivatives	(26.5)	2.4	5.8

	Six months ended
(in US$ millions)	March 30, 2008
	CAD	EUR	GBP
Sales	21.7	12.7	9.6
Operating expenses	(23.8)	(4.7)	(1.4)
Net exposure	(2.1)	8.0	8.2

In addition to the foreign currency exposures noted above, the Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. However, the Company does not currently view its exposure to the Honduran Lempira as a significant foreign exchange risk, since the Lempira to U.S. dollar exchange rate has not fluctuated in recent years.

The following table summarizes the Company’s derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts as at March 30, 2008 and September 30, 2007:

(in $ millions)		Notional			Carrying and
		foreign	Average			Fair Value
		currency	exchange	Notional USD
March 30, 2008	Maturity	amount	rate	equivalent	Asset	Liability
Buy CAD/Sell USD	0-6 months	42.1	0.9902	41.7	-	(0.6)

Sell EUR/Buy USD	0-6 months	9.1	1.3678	12.4	-	(1.9)
	6-12 months	5.6	1.4591	8.2	-	(0.5)

Sell GBP/Buy USD	0-6 months	6.0	1.9937	12.0	0.1	-
	6-12 months	1.7	2.0318	3.5	0.1	-
				77.8	0.2	(3.0)

(in $ millions)		Notional			Carrying and
		foreign	Average			Fair Value
		currency	exchange	Notional USD
September 30, 2007	Maturity	amount	rate	equivalent	Asset	Liability
Buy EUR/Sell USD	0-6 months	4.4	1.3616	6.0	0.3	-

Sell EUR/Buy USD	0-6 months	4.9	1.3626	6.7	-	(0.3)
	6-12 months	9.1	1.3677	12.4	-	(0.5)

Sell GBP/Buy USD	0-6 months	4.8	1.9988	9.6	-	(0.1)
	6-12 months	6.0	1.9841	11.9	-	(0.2)

Sell CAD/Buy USD	0-6 months	3.8	1.0055	3.8	-	-
				50.4	0.3	(1.1)

GILDAN QUARTERLY REPORT – Q2 2008 P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following exchange rates applied during the reporting period for the six months ended March 30, 2008:

	Year to date	Reporting
	average rate	date rate
	Q2 2008	Q2 2008
CAD to USD	1.0089	0.9822
EUR to USD	1.4586	1.5777
GBP to USD	2.0124	2.0069

Based on the Company’s foreign currency exposures noted above and the forward foreign exchange contracts in effect during the six months ended March 30, 2008, varying the above foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings as follows, assuming that all other variables remained constant:

(in US $ millions)	For the six months ended March 30, 2008
Source of net earnings variability from changes in foreign exchange rates	CAD	EUR	GBP
Financial instruments, including forward foreign exchange contracts	(1.9)	0.9	0.5
Future income tax liability and income taxes payable	1.1	-	-
Sales and operating expenses	0.1	(0.4)	(0.4)
Increase (decrease) in net earnings	(0.7)	0.5	0.1

An assumed 5 percent weakening of the U.S. dollar during the six months ended March 30, 2008 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term credit facility, for which amounts drawn are subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time, but it has not done so in recent years.

Based on the value of interest-bearing financial instruments during the six months ended March 30, 2008, an assumed 0.5 percentage point increase in interest rates during such period would have decreased net earnings by $0.5 million, with an equal but opposite effect for an assumed 0.5 percentage point decrease.

Outlook

A discussion of management’s expectations as to the Company’s outlook for fiscal 2008 is contained in the Company’s second quarter earnings results press release dated May 7, 2008 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildan.com.

GILDAN QUARTERLY REPORT – Q2 2008 P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to our 2007 audited consolidated financial statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the accounting estimates related to the following areas are most significant to assist in understanding and evaluating our financial results:

  Sales promotional programs;

  Trade accounts receivable;

  Property, plant and equipment;

  Cotton and yarn procurements;

  Income taxes; and

  Business acquisitions, including goodwill and identifiable intangible assets.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2007 Annual MD&A.

Adoption of New Accounting Standards

Effective the commencement of our 2008 fiscal year, we adopted CICA Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3862, Financial Instruments—Disclosure and CICA Handbook Section 3863, Financial Instruments – Presentation. These new Handbook Sections apply to fiscal years beginning on or after October 1, 2007. The Sections relate to disclosure and presentation only and did not have an impact on our financial results.

Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended September 30, 2007 was included in the 2007 Annual MD&A, and was based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2007.

There have been no material changes in internal control over financial reporting since September 30, 2007. With respect to the Company’s recent acquisition of Prewett that occurred on October 15, 2007, we have not completed our assessment of the adequacy of the design or of the operating effectiveness of Prewett’s internal control over financial reporting. We will be including Prewett in our annual evaluation and report on the effectiveness of internal control over financial reporting for our fiscal year ending October 5, 2008.

Reconciliation and Definition of Non-GAAP Measures

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

GILDAN QUARTERLY REPORT – Q2 2008 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impact of restructuring and other charges as discussed on page 8, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)			Q2 2008			YTD 2008
	Reported		Adjusted	Reported		Adjusted
Sales	293.8		293.8	544.2		544.2
Cost of sales	194.1		194.1	365.6		365.6
Gross profit	99.7		99.7	178.6		178.6
Selling, general and administrative expenses	36.6		36.6	69.2		69.2
Restructuring and other charges (1)	0.8	(0.8)	-	1.6	(1.6)	-
	62.3	0.8	63.1	107.8	1.6	109.4
Depreciation and amortization	15.1		15.1	27.9		27.9
Interest, net	2.1		2.1	4.9		4.9
Non-controlling interest in income of consolidated joint venture	(0.1)		(0.1)	0.2		0.2
Earnings before income taxes	45.2	0.8	46.0	74.8	1.6	76.4
Income taxes	3.5		3.5	5.6		5.6
Net earnings	41.7	0.8	42.5	69.2	1.6	70.8

Basic EPS	0.35	0.01	0.35	0.57	0.01	0.59
Diluted EPS	0.34	0.01	0.35	0.57	0.01	0.58

(in $ millions, except per share amounts)			Q2 2007			YTD 2007
	Reported		Adjusted	Reported		Adjusted
Sales	232.1		232.1	418.0		418.0
Cost of sales	153.4		153.4	285.4		285.4
Gross profit	78.7		78.7	132.6		132.6
Selling, general and administrative expenses	28.5		28.5	54.7		54.7
Restructuring and other charges (1)	16.4	(16.4)	-	17.7	(17.7)	-
	33.8	16.4	50.2	60.2	17.7	77.9
Depreciation and amortization	9.5		9.5	18.2		18.2
Interest, net	1.1		1.1	2.0		2.0
Non-controlling interest in income of consolidated joint venture	0.1		0.1	0.1		0.1
Earnings before income taxes	23.1	16.4	39.5	39.9	17.7	57.6
Income taxes	2.0		2.0	3.1		3.1
Net earnings	21.1	16.4	37.5	36.8	17.7	54.5

Basic EPS	0.18	0.14	0.31	0.31	0.15	0.45
Diluted EPS	0.17	0.13	0.31	0.30	0.15	0.45

Certain minor rounding variances exist between the financial statements and this summary. EPS amounts may not add due to rounding.
(1)Adjustment to remove restructuring and other charges. See page 8.

GILDAN QUARTERLY REPORT – Q2 2008 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

EBITDA is calculated as earnings before interest, taxes, depreciation and amortization, non-controlling interest, and excludes the impact of restructuring and other charges, as discussed on page 8. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)
	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Net earnings	41.7	21.1	69.2	36.8
Restructuring and other charges (1)	0.8	16.4	1.6	17.7
Depreciation and amortization	15.1	9.5	27.9	18.2
Interest, net	2.1	1.1	4.9	2.0
Income tax expense	3.5	2.0	5.6	3.1
Non-controlling interest in income (loss) of consolidated joint venture	(0.1)	0.1	0.2	0.1
EBITDA	63.1	50.2	109.4	77.9

Certain minor rounding variances exist between the financial statements and this summary.
(1) See page 8.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)
	Q2 2008	Q2 2007	YTD 2008	YTD 2007
Cash flows from operating activities	24.3	0.3	127.7	39.8
Cash flows used in investing activities	(24.6)	(43.6)	(193.8)	(74.5)
Add back:
Acquisition of Prewett	-	-	126.8	-
Restricted cash related to acquisition of Prewett	-	-	10.0	-
Free cash flow	(0.3)	(43.3)	70.7	(34.7)

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Debt (Net Indebtedness)

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)
	Q2 2008	Q4 2007	Q2 2007
Bank indebtedness	-	-	(3.5)
Current portion of long-term debt	(4.1)	(3.7)	(21.5)
Long-term debt	(142.2)	(56.0)	(52.7)
Total indebtedness	(146.3)	(59.7)	(77.7)

Cash and cash equivalents	29.3	9.3	35.5
Cash in excess of debt (net indebtedness)	(117.0)	(50.4)	(42.2)

Certain minor rounding variances exsist between the financial statements and this summary.

GILDAN QUARTERLY REPORT – Q2 2008 P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks and Uncertainties

The Company is subject to a variety of business risks. The risks below could materially affect our business, financial condition and results of operations, but are not necessarily the only ones facing the Company. Additional risks that are not currently known to us or that we currently deem immaterial, could also materially and adversely affect our business.

The risks described in our 2007 Annual MD&A, as subsequently updated in our first quarter 2008 MD&A, included discussions relating to the following important factors:

  Our ability to implement our strategies and plans;

  Our industry is competitive;

  Our industry is subject to pricing pressures;

  Our success depends on our ability to anticipate evolving consumer preferences and trends;

  Our operations are subject to environmental regulation;

  We rely on a relatively small number of significant customers;

  Our customers do not commit to purchase minimum quantities;

  We are exposed to concentrations of credit risk;

  We are subject to international trade regulation (see “Updates to the Description of Risks and Uncertainties” below);

  We currently pay income tax at a comparatively low effective rate, which could change in the future (see “Updates to the Description of Risks and Uncertainties” below);

  The price of the raw materials we buy is prone to significant fluctuations and volatility;

  Our operations are subject to political, social and economic risks;

  Our industry is subject to fluctuations in sales demand;

  Our business operations significantly rely on our information systems;

  We are subject to foreign currency risk;

  Our operations could be affected by changes in our relationships with our employees or changes to domestic and foreign employment regulations;

  We may suffer negative publicity if we, or our third-party contractors, violate labour laws or engage in practices that are viewed as unethical; and

  We depend on key management.

For a more detailed discussion of these potential business risks, readers should review the “Risks and Uncertainties” section of the 2007 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission as well as our first quarter interim report similarly filed.

Updates to the Description of Risks and Uncertainties

The following are significant updates to the description of risks contained in the section entitled “Risks and Uncertainties” of the Gildan 2007 MD&A, as subsequently updated in our first quarter 2008 MD&A.

We are subject to international trade regulation

We noted in our 2007 Annual MD&A that the United States was considering a safeguard against socks imported from Honduras. On April 25, 2008, the Committee for the Implementation of Textile Agreements determined to apply a textile safeguard measure on cotton socks imported into the United States from Honduras. The safeguard will take the form of a tariff of 5% to applicable originating cotton socks from Honduras. The safeguard will take effect for imports in the United States from July 1, 2008 through December 31, 2008 inclusive and will be applicable on the full value of the entered goods, regardless of the value of any United States content of such goods. The resulting imposition of such tariff is not expected to have a material adverse impact on the Company’s business.

We currently pay income tax at a comparatively low effective rate, which could change in the future

The Company benefits from a low overall effective corporate tax rate due to the majority of its global sales, marketing, and manufacturing operations being carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filings and income tax provisions reflect tax positions that are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. As disclosed in Note 12 to our interim consolidated financial statements, the Canada Revenue Agency (CRA) is currently conducting an audit of Gildan’s income tax returns for its 2000, 2001, 2002 and 2003 fiscal years, the scope of which includes a review of transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. The Company believes its tax filing positions are sustainable based on the economic substance of its legal and operating structure and the merits of its transfer pricing methodology as supported by annual transfer pricing studies conducted by external experts. However, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial position, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

GILDAN QUARTERLY REPORT – Q2 2008 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s overall effective income tax rate may also be adversely affected by the following: unanticipated changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; changes in the location of the Company’s operations that would result in a higher proportion of taxable income being reported in higher tax rate jurisdictions; an increase in income tax rates; and, changes to free trade and export processing zone rules in certain countries where the Company is not subject to income tax.

Forward-Looking Statements

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of the 2007 Annual MD&A, as subsequently updated in this MD&A and our first quarter 2008 MD&A, for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;

  the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate;

  the intensity of competitive activity;

  changes in environmental, tax, trade and other laws and regulations;

  our ability to implement our strategies and plans;

  our ability to complete and successfully integrate acquisitions;

  our reliance on a small number of significant customers;

GILDAN QUARTERLY REPORT – Q2 2008 P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;

  our customers do not commit to minimum quantity purchases;

  the seasonality of our business;

  our ability to attract and retain key personnel;

  high reliance on computerized information systems;

  changes in accounting policies and estimates; and

  disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or nonrecurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2008 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 7, 2008

GILDAN QUARTERLY REPORT – Q2 2008 P.23